Butterfield Reports Third Quarter 2026 Results
Third quarter 2026 highlights:
•Net income of $61.0 million, or $1.50 per share
•Core net income1 of $64.2 million, or $1.58 per share
•Return on average common equity of 21.3% and core return on average tangible common equity1 of 25.0%
•Net interest margin of 2.76%, cost of deposits of 1.27%
•Quarterly cash dividend of $0.50 per share for the quarter ended September 30, 2026
•Advancing CIBC Caribbean acquisition; closing expected in H1 2027

Hamilton, Bermuda - October 27, 2026: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended September 30, 2026.
Net income for the third quarter of 2026 was $61.0 million, or $1.50 per diluted common share, compared to net income of $46.9 million, or $1.16 per diluted common share, for the previous quarter and $61.1 million, or $1.46 per diluted common share, for the third quarter of 2025. Core net income1 for the third quarter of 2026 was $64.2 million, or $1.58 per diluted common share, compared to $63.9 million, or $1.58 per diluted common share, for the previous quarter and $63.3 million, or $1.51 per diluted common share, for the third quarter of 2025.
The return on average common equity for the third quarter of 2026 was 21.3% compared to 16.6% for the previous quarter and 22.5% for the third quarter of 2025. The core return on average tangible common equity1 for the third quarter of 2026 was 25.0%, compared to 25.0% for the previous quarter and 25.5% for the third quarter of 2025. The efficiency ratio for the third quarter of 2026 was 59.8%, compared to 67.6% for the previous quarter and 57.7% for the third quarter of 2025. The core efficiency ratio1 for the third quarter of 2026 was 57.8% compared with 57.0% in the previous quarter and 56.2% for the third quarter of 2025.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “Our third quarter earnings were solid, underpinned by stronger net interest and non-interest income along with reduced credit loss provisions. These results underscore the strength and resilience of Butterfield’s diversified business model and our dedication to meeting the evolving needs of our retail, corporate, and high net worth clients. We continue to prioritize disciplined capital and risk management, outstanding client service, and the creation of sustainable long-term value.
“During the third quarter, we made meaningful progress toward closing the previously announced acquisition of CIBC Caribbean. At our annual meeting on September 18, our shareholders showed their support for the transaction by strongly voting in favor of the issuance of Butterfield shares in connection with the transaction. We continue to expect closing in the first half of 2027.
"Regulatory engagement and integration planning are progressing as expected, and we remain confident in our ability to successfully execute the transaction and realize its long-term strategic and financial benefits. Following the

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

closing, Butterfield will be the leading independent bank across the Atlantic and English-speaking Caribbean with expanded capabilities to provide enhanced personal, corporate, and wealth management services."
The reported net income for the third quarter of 2026 included $3.2 million of non-core, deal-related expenses, primarily associated with the acquisition of CIBC Caribbean and, to a lesser extent, integration-related costs for the R&H Guernsey business. Core net income¹ increased $0.3 million in the third quarter of 2026 compared to the prior quarter.
NII for the third quarter of 2026 was $97.2 million, an increase compared to $95.6 million in the previous quarter and $4.4 million higher than $92.7 million in the third quarter of 2025. NII increased during the third quarter of 2026 compared to the prior quarter and the third quarter of 2025 due to the ongoing reinvestment of securities at higher yields and improved treasury returns, partially offset by loan yield compression and modestly higher deposit costs.
Net interest margin (“NIM”) for the third quarter of 2026 was 2.76%, an increase of 2 basis points from the previous quarter and 3 basis points higher compared to 2.73% in the third quarter of 2025. The increase in NIM during the third quarter of 2026 compared to the prior quarter and the third quarter of 2025, resulted from higher yields on reinvestments and treasury securities, partially offset by loan yield compression and modestly higher deposit costs.
Non-interest income for the third quarter of 2026 was $64.8 million, an increase of $1.4 million from $63.4 million in the previous quarter and $3.6 million higher than the $61.2 million in the third quarter of 2025. The increase in the third quarter of 2026 compared to the prior quarter resulted from higher banking service revenue driven by increased card volumes and a non-recurring contractual incentive. Non-interest income in the third quarter of 2026 was higher than the third quarter of 2025 due to higher trust revenue from the new R&H Guernsey business and updated fee agreements, offset by lower time-based fees.
Non-interest expenses were $99.3 million in the third quarter of 2026, compared to $109.8 million in the previous quarter and $90.8 million in the third quarter of 2025. Core non-interest expenses1 of $96.2 million in the third quarter of 2026 were higher compared to the $92.9 million incurred in the previous quarter and the $88.5 million in the third quarter of 2025. Core non-interest expenses1 in the third quarter of 2026 increased compared with the prior quarter and third quarter of 2025, primarily driven by higher salaries and benefits and other expenses.
Period end deposit balances increased to $12.9 billion from $12.7 billion at December 31, 2025. Average deposits were $13.1 billion in the quarter ended September 30, 2026, relatively flat from the prior quarter.
The Board declared a quarterly cash dividend of $0.50 per common share to be paid on November 25, 2026 to shareholders of record on November 10, 2026. No common shares were bought back under the Bank's share repurchase program during the third quarter of 2026, as the program was paused following the May 28, 2026 announcement of Butterfield's planned acquisition of CIBC Caribbean from CIBC.
The current total regulatory capital ratio as at September 30, 2026 was 29.6%, compared to 27.8% as at December 31, 2025. Both of these ratios remain conservatively above the minimum regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	September 30, 2026	June 30, 2026	September 30, 2025
Non-interest income	64.8	63.4	61.2
Net interest income before provision for credit losses	97.2	95.6	92.7
Total net revenue before provision for credit losses and other gains (losses)	161.9	159.0	153.9
Provision for credit (losses) recoveries	(0.2)	(1.6)	(0.6)
Total other gains (losses)	0.3	1.0	(0.1)
Total net revenue	162.0	158.3	153.3
Non-interest expenses	(99.3)	(109.8)	(90.8)
Total net income before taxes	62.6	48.5	62.5
Income tax benefit (expense)	(1.7)	(1.6)	(1.4)
Net income	61.0	46.9	61.1

Net earnings per share
Basic	1.55	1.19	1.50
Diluted	1.50	1.16	1.46

Per diluted share impact of other non-core items [1]	0.08	0.42	0.05
Core earnings per share on a fully diluted basis [1]	1.58	1.58	1.51

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	40,523	40,447	41,944

Key financial ratios
Return on common equity	21.3%	16.6%	22.5%
Core return on average tangible common equity [1]	25.0%	25.0%	25.5%
Return on average assets	1.7%	1.3%	1.7%
Net interest margin	2.76%	2.74%	2.73%
Core efficiency ratio [1]	57.8%	57.0%	56.2%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	September 30, 2026	December 31, 2025
Cash and cash equivalents	1,266	1,709
Securities purchased under agreements to resell	1,596	1,096
Short-term investments	913	757
Investments in securities	5,583	5,688
Loans, net of allowance for credit losses	4,376	4,382
Premises, equipment and computer software, net	161	159
Goodwill and intangibles, net	116	87
Accrued interest and other assets	259	217
Total assets	14,270	14,095

Total deposits	12,898	12,698
Accrued interest and other liabilities	254	255
Total liabilities	13,152	12,953
Common shareholders’ equity	1,118	1,142
Total shareholders' equity	1,118	1,142
Total liabilities and shareholders' equity	14,270	14,095

Key Balance Sheet Ratios:	September 30, 2026	December 31, 2025
Common equity tier 1 capital ratio	29.4%	27.6%
Tier 1 capital ratio	29.4%	27.6%
Total capital ratio	29.6%	27.8%
Leverage ratio	7.8%	7.6%
Risk-Weighted Assets (in $ millions)	3,890	3,991
Risk-Weighted Assets / total assets	27.3%	28.3%
Tangible common equity ratio[1]	7.1%	7.5%
Book value per common share (in $)	28.26	28.58
Tangible book value per share (in $)	25.32	26.41
Non-accrual loans/gross loans	2.7%	2.1%
Non-performing assets/total assets	1.1%	0.8%
Allowance for credit losses/total loans	0.6%	0.6%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

QUARTER ENDED SEPTEMBER 30, 2026 COMPARED WITH THE QUARTER ENDED JUNE 30, 2026

Net Income
Net income for the quarter ended September 30, 2026 was $61.0 million, up from $46.9 million in the prior quarter.
The change in net income during the quarter ended September 30, 2026 compared to the previous quarter is attributable to the following:
•$1.6 million increase in net interest income driven by the continued reinvestment of the securities portfolio at higher yields and improved treasury returns, partially offset by ongoing loan yield compression and modestly higher deposit costs;
•$0.7 million decrease in total gains (losses) reflecting the absence of the prior quarter's gain on the sale of previously fully reserved collateral in the Channel Islands;
•$1.4 million increase in non-interest income, driven by (i) $0.6 million increase in foreign exchange fees resulting from higher transaction volumes; and (ii) $0.8 million increase in banking fees due to higher card volumes and non-recurring contractual incentive; and
•$10.5 million decrease in non-interest expenses, primarily due to lower non-core business acquisition-related costs of $3.2 million, compared with $16.9 million in the previous quarter, partially offset by (i) $1.5 million increase in salaries and benefits related to staff departure costs; and (ii) $0.5 million increase in other expenses.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $3.2 million for the third quarter of 2026. Non-core items for the quarter are comprised principally of acquisition-related expenses.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT SEPTEMBER 30, 2026 COMPARED WITH DECEMBER 31, 2025
Total Assets
Total assets of the Bank were $14.3 billion at September 30, 2026, an increase of $0.2 billion from December 31, 2025. The Bank maintained a highly liquid position at September 30, 2026, with $9.4 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 65.6% of total assets, comparable with 65.6% at December 31, 2025.
Loans Receivable
The loan portfolio totaled $4.4 billion at September 30, 2026, relatively flat compared to December 31, 2025.
The allowance for credit losses at September 30, 2026 totaled $27.0 million, an increase of $1.6 million compared to $25.4 million at December 31, 2025. The increase was driven by a net increase in provisioned non-accrual loans.
The loan portfolio represented 30.7% of total assets at September 30, 2026 (December 31, 2025: 31.1%), while loans as a percentage of total deposits was 33.9% at September 30, 2026 (December 31, 2025: 34.5%). Both ratios remain relatively stable at September 30, 2026 compared to December 31, 2025.
As at September 30, 2026, the Bank had gross non-accrual loans of $119.6 million, representing 2.7% of total gross loans, an increase of $28.3 million from $91.3 million, or 2.1% of total loans, at December 31, 2025. The increase in non-accrual loans was driven by two well-secured residential mortgage facilities in the Channel Islands & UK segment, with the impact partially offset by the repayment of a separate facility within the same segment. The facilities remain well secured with no expected loss content.
Investment in Securities
The investment portfolio was $5.6 billion at September 30, 2026, and remained broadly stable compared with December 31, 2025 balances.
The investment portfolio is made up of high-quality assets with 100% invested in AA-or-better-rated securities. The investment book yield was 2.87% during the quarter ended September 30, 2026 compared with 2.78% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio increased to $187.3 million, compared with total net unrealized losses of $89.4 million at December 31, 2025, as a result of rising long-term US dollar interest rates.
Deposits
Average total deposit balances were $13.1 billion for the quarter ended September 30, 2026, compared with $12.6 billion in the quarter ended December 31, 2025. Period end balances as at September 30, 2026 were $12.9 billion, higher compared to $12.7 billion in December 31, 2025.

Average Balance Sheet2

	For the three months ended
	September 30, 2026			June 30, 2026			September 30, 2025
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents, reverse repurchase agreements and short-term investments	3,822.4	32.6	3.39	3,856.6	32.0	3.32	3,474.7	31.9	3.64
Investment in securities	5,714.5	41.4	2.87	5,716.1	39.7	2.78	5,526.0	37.2	2.67
Available-for-sale	2,865.0	25.5	3.52	2,801.3	23.3	3.33	2,430.1	19.8	3.24
Held-to-maturity	2,849.5	15.9	2.22	2,914.8	16.4	2.26	3,095.9	17.4	2.23
Loans	4,440.3	65.0	5.81	4,413.2	65.0	5.90	4,470.9	70.3	6.24
Commercial	1,154.4	17.1	5.89	1,166.3	17.4	5.98	1,226.6	20.3	6.57
Consumer	3,285.9	47.9	5.78	3,246.9	47.6	5.88	3,244.3	50.0	6.11
Interest earning assets	13,977.2	139.0	3.95	13,985.9	136.6	3.92	13,471.6	139.4	4.11
Other assets	519.6			525.2			445.4
Total assets	14,496.8			14,511.2			13,917.0
Liabilities
Deposits - interest bearing	10,468.3	(41.8)	(1.59)	10,450.0	(40.7)	(1.56)	10,017.1	(46.7)	(1.85)
Securities sold under agreements to repurchase	3.1	—	(3.89)	25.7	(0.2)	(3.78)	—	—	—
Interest bearing liabilities	10,471.4	(41.9)	(1.59)	10,475.8	(41.0)	(1.57)	10,017.1	(46.7)	(1.85)
Non-interest bearing current accounts	2,635.3			2,649.6			2,616.7
Other liabilities	241.1			245.1			231.2
Total liabilities	13,347.8			13,370.4			12,865.0
Shareholders’ equity	1,149.0			1,140.7			1,052.0
Total liabilities and shareholders’ equity	14,496.8			14,511.2			13,917.0
Non-interest bearing funds net of non-interest earning assets (free balance)	3,505.8			3,510.2			3,454.5
Net interest margin		97.2	2.76		95.6	2.74		92.7	2.73
(2) Averages are based upon daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $155.2 billion and $30.9 billion, respectively, at September 30, 2026, while assets under management were $6.8 billion at September 30, 2026. This compares with $134.7 billion, $32.3 billion and $6.9 billion, respectively, at December 31, 2025.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We also present certain other non-GAAP financial measures, including tangible common equity and related tangible equity measures. We believe that these non-GAAP financial measures provide a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	September 30, 2026	June 30, 2026	September 30, 2025
Net income	61.0	46.9	61.1
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	—	2.2
Business acquisition costs	3.2	16.9	—
Total non-core expenses	3.2	16.9	2.2
Total non-core items	3.2	16.9	2.2
Core net income	64.2	63.9	63.3

Average common equity	1,137.2	1,135.5	1,076.2
Less: average goodwill and intangible assets	(118.3)	(111.8)	(90.0)
Average tangible common equity	1,019.0	1,023.7	986.2
Core earnings per share fully diluted	1.58	1.58	1.51
Return on common equity	21.3%	16.6%	22.5%
Core return on average tangible common equity	25.0%	25.0%	25.5%

Shareholders' equity	1,117.8	1,148.7	1,106.0
Less: goodwill and intangible assets	(116.2)	(118.6)	(88.8)
Tangible common equity	1,001.6	1,030.1	1,017.1
Total assets	14,269.8	14,346.5	14,086.4
Less: goodwill and intangible assets	(116.2)	(118.6)	(88.8)
Tangible assets	14,153.6	14,227.9	13,997.5
Tangible common equity to tangible assets	7.1%	7.2%	7.3%
Basic participating shares outstanding (in millions)	39.6	39.3	40.6
Tangible book value per common share	25.32	26.19	25.06

Non-interest expenses	99.3	109.8	90.8
Less: non-core expenses	(3.2)	(16.9)	(2.2)
Less: amortization of intangibles	(2.6)	(2.4)	(2.0)
Core non-interest expenses before amortization of intangibles	93.6	90.5	86.6
Core revenue before other gains and losses and provision for credit losses	161.9	159.0	153.9
Core efficiency ratio	57.8%	57.0%	56.2%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, October 28, 2026 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
This release contains non-GAAP financial measures, including core net income and other financial measures presented on a core basis and tangible common equity and related tangible equity measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts and include statements with respect to, among other things, our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, including, without limitation, statements regarding the proposed acquisition of CIBC Caribbean by Bank of N.T. Butterfield & Son Limited (“Butterfield”); the expected timing, structure, terms and completion of the proposed transaction; the expected form and mix of consideration, including the issuance of Butterfield ordinary shares; any acquisition of shares from minority shareholders of CIBC Caribbean or related compulsory acquisition, squeeze-out or similar process; the expected ownership, governance, management, capital, regulatory and operating profile of Butterfield following the proposed transaction; the expected financing of the proposed transaction, including the amount, terms and timing of the proposed subordinated debt financing; and the anticipated benefits of the proposed transaction, including expected scale, diversification, cost savings, synergies, earnings accretion, tangible book value per share accretion, capital generation, regulatory capital ratios, risk-weighted assets, liquidity, deposit mix, market position and other financial and operating impacts.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond Butterfield’s control, which may cause the actual results, performance, capital, ownership, financial condition or achievements of Butterfield to be materially different from future results, performance, capital, ownership, financial condition or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, among others: Butterfield’s ability to successfully complete the proposed acquisition of CIBC Caribbean on the anticipated terms or timeline or at all; Butterfield’s ability to realize the anticipated benefits of the proposed transaction in the expected timeframes or at all, including cost savings, synergies, balance sheet and capital optimization initiatives, earnings accretion, and tangible book value per share accretion; Butterfield’s ability to successfully integrate CIBC Caribbean’s businesses, operations, systems, controls, compliance programs, risk management framework, personnel and culture into those of Butterfield; the risk that such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied or waived; the failure to obtain required shareholder, regulatory, governmental, securities exchange, exchange-control or other approvals, or delays in obtaining such approvals; the risk that such approvals may result in the imposition of conditions, restrictions or requirements that could materially adversely affect Butterfield, CIBC Caribbean or the expected benefits of the proposed transaction, or that any proposed conditions, restrictions or requirements, or other actions of regulatory or governmental bodies or securities exchanges could delay or prevent the closing of the proposed transactions; the risk that any minority shareholder offer, compulsory acquisition, squeeze-out or similar process is delayed, not completed or completed on different terms than expected; revenues following the proposed transaction being lower than expected; operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, clients, depositors, vendors, suppliers, regulators and other business partners, being greater than expected; risks associated with the disruption of management’s attention from Butterfield’s ongoing business operations due to the proposed transaction; reputational risks and potential adverse reactions to the announcement, pendency or completion of the proposed transaction; the outcome of any legal, regulatory or shareholder proceedings, inquiries or investigations that may be instituted or arise in connection with the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected transaction, integration, restructuring, financing, litigation, regulatory, tax, accounting or other costs; dilution caused by the issuance of additional Butterfield ordinary shares in connection with the proposed transaction; changes in Butterfield’s share price, interest rates, foreign exchange rates, capital markets or other market conditions that may affect the transaction financing or expected financial impacts of the proposed transaction; the risk that any subordinated debt or other transaction financing is not obtained on the expected terms, timing or at all; and the risk that assumptions underlying pro forma financial information, purchase accounting, credit marks, fair value marks, integration costs, cost savings, synergies, capital ratios, earnings accretion, tangible book value per share accretion, return metrics and other financial impacts prove to be inaccurate.

Other factors that may impact Butterfield’s future results, performance, financial condition or achievements include worldwide and regional economic conditions, including economic growth and general business conditions in Bermuda, the Cayman Islands, Barbados, The Bahamas, Turks and Caicos, Trinidad and Tobago, the broader Atlantic, Caribbean and other markets in which Butterfield or CIBC Caribbean operates; fluctuations in interest rates, inflation, monetary policy, foreign exchange rates, capital markets, tourism, real estate markets and sovereign credit ratings, including a decline in Bermuda’s sovereign credit rating; any sudden liquidity crisis; changes in customer behavior, including customer borrowing, repayment, investment and deposit practices; unfavorable developments concerning asset quality, credit quality, loan losses, non-performing loans, collateral values, loan concentrations, sovereign exposures, residential mortgage risk weighting, reserves, funding costs, liquidity and deposit flows; competitive product and pricing pressures; security risks, including cybersecurity, data privacy, fraud, financial crime, anti-money laundering and sanctions risks; the impact, extent and timing of technological changes, systems conversions and operational resilience initiatives; risks relating to the success of Butterfield’s updated systems and platforms; capital management activities; changes in laws, regulations, accounting standards, tax laws, regulatory capital or liquidity requirements and supervisory expectations; potential impacts of climate change, hurricanes and other natural disasters; compliance with regulatory requirements; and other factors.
Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this release are expressly qualified in their entirety by this cautionary notice, including, without limitation, the risks and uncertainties described in our reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F and in any subsequent reports furnished or filed with the Securities and Exchange Commission ("SEC"). Such reports are available upon request from Butterfield, or from the SEC including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are based only on information currently available and speaks only as of the date on which it is made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this release, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this release. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data.

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this release have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda. Our principal banking operations are located in Bermuda, the Cayman Islands, Guernsey and Jersey, providing deposit, cash management and lending solutions for individual, business and institutional clients. We provide a full range of wealth management services, comprising trust, private banking, asset management and custody, in Bermuda, the Cayman Islands and Guernsey, trust services in The Bahamas, Singapore and Switzerland, and residential property lending in the UK. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details are available at www.butterfieldgroup.com. BF-All
Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Emily Edwards
Investor Relations                 Group Communications Manager
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: emily.edwards@butterfieldgroup.com